82-1561

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

03045025

Our Ref.: HASE/JY/HL/03074

03 DEC 11 AM 7:21

6th December, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Please be informed that at the Annual General Meeting ("AGM") and the Extraordinary General Meeting ("EGM") of the Company held on 1st December, 2003, the resolutions contained in the Notice of AGM and the Notice of EGM were duly passed.

We enclose herewith a certified copy of the ordinary resolutions and special resolution passed at the AGM and the ordinary resolution passed at the EGM for your information.

Yours faithfully,

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

John Yip
Company Secretary

Encl.

JY/pm

12/11

ORDINARY RESOLUTIONS
AND
SPECIAL RESOLUTION

OF

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(恒 基 兆 業 地 產 有 限 公 司)

Passed on the 1st day of December, 2003

At the Annual General Meeting of the Shareholders of the above Company duly convened and held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 12:00 noon, the following resolutions were duly passed as Ordinary Resolutions and Special Resolution:

ORDINARY RESOLUTIONS

(A) "THAT:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase ordinary shares of HK$2.00 each in the capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Stock Exchange and the Securities and Futures Commission for this purpose, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company to be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) to be held; and

(iii) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting."

(B) "THAT:

(a) a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as hereinafter defined) all the powers of the Company to allot, issue and deal with additional shares of the Company and to make or grant offers, agreements or options which would or might require the exercise of such powers either during or after the Relevant Period, provided that the aggregate nominal amount of the share capital of the Company to be allotted, issued and dealt with pursuant to the general mandate herein, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), or (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or (iii) an issue of shares in the Company upon the exercise of the subscription rights attaching to any warrants which may be issued by the Company, or (iv) any scrip dividend pursuant to the Articles of Association of the Company from time to time, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution and the said approval shall be limited accordingly; and

(b) for the purposes of this Resolution:

"Relevant Period" shall have the same meaning as assigned to it under Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting; and

"Rights Issue" means an offer of shares in the capital of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the Register of Members of the Company on a fixed record date in proportion to their then holdings of such shares as at that date (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

(C) "THAT:

the general mandate granted to the Directors and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Ordinary Resolution (B) of item no. 5 as set out in the notice convening this Meeting be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the Directors pursuant to such general mandate an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company since the granting of the said general mandate pursuant to the exercise by the Directors of the powers of the Company to repurchase such shares under the authority granted pursuant to Ordinary Resolution (A) of item no. 5 as set out in the notice convening this Meeting provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution."

(D) "THAT:

if upon the allotment and issue of all or any of the shares of the Company pursuant to the general mandates given in Ordinary Resolutions (B) and (C) above or otherwise being approved by the Directors and the aggregate nominal amount of the share capital of the Company in issue after the said allotment and issue of shares shall exceed HK$3,600,000,000, the authorised share capital of the Company be increased from time to time immediately prior to the said allotment and issue to such amount up to but not exceeding HK$4,200,000,000 as the Directors deem necessary or expedient by the creation of the appropriate number of additional new ordinary shares of HK$2.00 each up to but not exceeding 300,000,000."

SPECIAL RESOLUTION

"THAT:

the Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 2

i) by deleting the words "21 years" in item (i) of the definition of "associate" and substituting therefor the words "18 years".

ii) by deleting the words "35 per cent." in item (iii) of the definition of "associate" and substituting therefor the words "30 per cent.".

iii) by adding the following definitions:

"clearing house" shall mean a recognised clearing house within the meaning of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

"Director"	shall mean a director of the Company.
"Listing Rules"	shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time.

(b) Article 38

by adding the following paragraph to the end of Article 38:

"The Board shall accept machine imprinted signatures of a clearing house in respect of the execution of instruments of transfer."

(c) Articles 16, 20 and 41(i)

by deleting the words "HK$2 (or such higher amount as may from time to time be permitted under the rules prescribed by The Stock Exchange of Hong Kong Limited)" appearing in each of Articles 16, 20 and 41(i) and substituting therefor the following words:

"such amount (not higher than the relevant maximum amount from time to time set out in the Listing Rules)".

(d) Article 96A

i) by deleting the words "a recognised clearing house within the meaning of the Securities and Futures (Clearing House) Ordinance of Chapter 420 of the Laws of Hong Kong (or its nominee)" in the first sentence and substituting therefor the words "a clearing house";

ii) by deleting the word "recognised" before the words "clearing house (or its nominee)" appearing in the second sentence.

(e) Article 133

by deleting Article 133 in its entirety and substituting therefor the following paragraph:

"Any decision that may be made or any action that may be taken by the Directors or a committee of Directors at a meeting may be passed as a resolution of the Directors or the committee of Directors if such resolution is consented to in writing or by telex, telegram, cable, facsimile, electronic mail or other written electronic communication by all the directors of the Company (or their respective alternates, where appropriate) or all the members of the committee of Directors, as the case may be, without the need for any notice. Such written consent may be contained in one document or in several documents. Any resolution so passed shall be as valid and effectual as if the resolution had been passed at a meeting of the Directors or of the committee of Directors respectively duly convened and held."

(f) Articles 140(b), 141 and 171

by deleting the words "the Colony" appearing in Article 140(b), Article 141 and the marginal note to Article 171 and substituting therefor the words "Hong Kong".

(g) Article 170

i) by adding the following sentence immediately following the words "in writing," appearing in the first sentence:

"by cable, telex or facsimile transmission message, or electronic communication, including but not limited to, publication on the Company's website and/or The Stock Exchange of Hong Kong Limited's website and/or by such other method of electronic communication to the extent permitted by and in accordance with the Listing Rules and any applicable laws of Hong Kong";

ii) by adding the following sentence immediately following the words "registered address as aforesaid" in the first sentence:

"or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic mail address supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member"."

DATED the 1st day of December, 2003

Lee Shau Kee
Chairman

CERTIFIED TRUE COPY

Director

ORDINARY RESOLUTION

OF

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(恒基兆業地產有限公司)

Passed on the 1st day of December, 2003

At the Extraordinary General Meeting of the Shareholders of the above Company duly convened and held at the Stork and Bamboo Rooms, Mandarin Oriental, 5 Connaught Road Central, Hong Kong on Monday, 1st December, 2003 at 12:30 p.m., the following resolution was duly passed as an Ordinary Resolution:

ORDINARY RESOLUTION

"THAT:

(i) subject to and conditional upon the passing of an ordinary resolution by the shareholders of Henderson China Holdings Limited ("Henderson China") in its general meeting (the "Henderson China Meeting") approving the termination of the existing share option scheme for the employees and executive directors of Henderson China or its subsidiaries, which was adopted by Henderson China in its general meeting on 15th March, 1996 (the "Existing Share Option Scheme"), the Existing Share Option Scheme be and is hereby terminated with effect from the conclusion of the Henderson China Meeting or this meeting, whichever is the later; and

(ii) subject to and conditional upon (a) the passing of an ordinary resolution by the shareholders of Henderson China at the Henderson China Meeting approving the adoption of the share option scheme of Henderson China (the "New Share Option Scheme"), the rules of which are contained in the circular marked "A" produced to this meeting and for the purposes of identification signed by the Chairman thereof; (b) the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting approval for the listing of, and permission to deal in, shares of Henderson China representing 10% of the issued share capital of Henderson China as at the date of adoption of the New Share Option Scheme to be issued and allotted pursuant to the exercise of any Options granted under the New Share Option Scheme, the New Share Option Scheme be and is hereby approved and adopted with effect from the date of this meeting or the date the New Share Option Scheme is approved at the Henderson China Meeting, whichever is the later, and the board of directors of Henderson China be and is hereby authorised to do all such acts and to enter into all such transactions, arrangements and agreements as may be necessary

or expedient in order to give full effect to the New Share Option Scheme including but without limitation:

(a) to administer the New Share Option Scheme under which options will be granted to participants eligible under the New Share Option Scheme to subscribe for shares in Henderson China;

(b) to modify and/or amend the New Share Option Scheme from time to time provided that such modification and/or amendment is effected in accordance with the provisions of the New Share Option Scheme relating to modification and/or amendment and the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules");

(c) to issue and allot from time to time such number of shares in Henderson China as may be required to be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme and subject to the Listing Rules;

(d) to make application at the appropriate time or times to the Stock Exchange; and any other stock exchanges upon which the issued shares of Henderson China may for the time being be listed, for listing of, and permission to deal in, any shares in Henderson China which may hereafter from time to time be issued and allotted pursuant to the exercise of the options under the New Share Option Scheme; and

(e) to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the New Share Option Scheme."

DATED the 1st day of December, 2003

Lee Shau Kee
Chairman